Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

January 29, 2015

Ms. Stephanie D. Hui

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     Incapital Unit Trust, Series 66

Nuveen Tradewinds Global Energy Revolution Portfolio, 1Q 2015

File Nos. 333-199010 and 811-22581

Dear Ms. Hui:

This letter is in response to your comments given during a telephone conversation with our office regarding amendment no. 1 to the registration statement on Form S-6 for Incapital Unit Trust, Series 66, filed on December 23, 2014 with the Securities and Exchange Commission (the “Commission”). The registration statement offers the Nuveen Tradewinds Global Energy Revolution Portfolio, 1Q 2015 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

          1. In our original comment letter, we asked you to clarify whether companies in the “industrials, utilities, information technology and materials sectors” will be included in the 80% test described in the first sentence of the first paragraph and to explain how this is consistent with Rule 35d-1 of the Investment Company Act of 1940. You have replied that the Trust will invest at least 80% of the value of its total assets in the equity securities of non-U.S. and U.S. companies actively participating in the global energy revolution. You have also stated that these companies will consist primarily of securities in the energy sector; however, such companies may also include securities in the industrials, utilities, information technology and materials sectors. Please describe how these companies and sectors are linked to “energy revolution.”

          Response: The global energy revolution theme focuses on the growing demand for energy worldwide and the transformation of energy production, distribution, and consumption patterns likely to continue of over the coming decades. Recent events, including improvements in onshore natural gas and oil production, the adoption of alternative energy sources such as renewable wind and solar systems, and a shift in fossil fuel consumption away from coal, among others, are not only reshaping the energy landscape, but also creating investment opportunities. As such, the Trust will invest in equity securities of U.S. and non-U.S. companies that, based upon the judgment of the Trust’s sponsor and portfolio consultant, are expected to benefit from this global energy revolution. While many of the companies will be classified in the energy sector, other companies selected for the Trust may be classified in other energy-related sectors, including industrials, utilities, information technology and materials, among others.

As it pertains to companies classified in energy-related sectors, the Trust sponsor and portfolio consultant believe the products, technologies and business services offered by such companies tie directly to the primary business activities of companies in the energy sector, and therefore, are actively participating in the global energy revolution theme. While these companies may not be specifically classified in the energy sector, their business activities and relationships with companies in the energy sector are attributable to the transformative events occurring across the energy supply chain, including extraction, processing, generation, transportation, distribution and final consumption.

For example, Exelon Corporation, which is a security contemplated for the Trust’s final portfolio and classified in the utilities sector by the Global Industry Classification Standard (“GICS”), is one of the largest power generators in the United States and a market leader in the clean energy space. Additionally, Covanta Holding Corporation, which is also contemplated for the Trust’s final portfolio and classified in the GICS industrials sector, provides local utilities with clean, renewable energy through its energy-from-waste conversion process. Exelon and Covanta are examples of companies participating in the global energy revolution theme as each company pioneers a major technological innovation in the energy sector. Over time, the portfolio consultant believes these companies’ business activities have the potential to reshape the composition of energy production, distribution, and consumption patterns in a very significant manner. Such dynamic changes are integral to the Trust’s strategy and focus on the global energy revolution theme.

The portfolio consultant believes there are potentially several hundred companies world-wide that are similarly situated to these examples. While technically classified outside the energy sector as defined by GICS, such companies do business directly with energy sector companies, impact the energy sector, and/or potentially alter the structure and operation of the energy supply chain. On that basis, such companies would be considered to actively participate in the global energy revolution theme and would be eligible for inclusion in the Trust’s investable universe.

In an effort to help clarify the current language regarding the 80% test, disclosure has been revised as follows:

“The Trust will invest at least 80% of the value of its total assets in equity securities issued by energy and energy-related companies located anywhere in the world that are expected to benefit from the global energy revolution, based upon the judgment of the Trust Sponsor and portfolio consultant. The Trust will include companies classified in the energy sector as well as other energy-related sectors that directly supply products, services and technologies believed to impact the transformative events across the energy markets.”

Selection of Portfolio Securities (p. 3)

           2. The second paragraph under this section states that “Tradewinds will conduct a final assessment and attempt to minimize risk through recommending stocks that have historically experienced low correlations.” Please disclose the benchmark used to assess historically low correlations.

            Response: A benchmark is not relevant to reference in this context. In an effort to help clarify the current correlation language, the disclosure has been revised as follows: “Tradewinds will conduct a final assessment and attempt to minimize risk through recommending stocks that have experienced generally low correlations of the historical share price movements of each company to the other companies within the portfolio.”

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren